Therapix Biosciences Ltd.

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

March 19, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Courtney Lindsay and Irene Paik

Re:	Therapix Biosciences Ltd. Registration Statement on Form F-1 Filed January 31, 2020 File No. 333-236175

Dear Mss. Lindsay and Paik:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of February 6, 2020, regarding the above referenced registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form F-1 (“Amendment No. 1”). Page references in our response are to Amendment No. 1.

Description of the Offered Securities, page 24

1.	We note the arbitration provision in Section 22(c)(3) of your Articles of Association filed as Exhibit 4.1 to your registration statement. Please revise your prospectus to describe the arbitration provision and to clarify, if true, that the arbitration provision is not mandatory and does not apply to claims brought under the United States federal securities laws.

Response: We have revised our disclosure on page 113 to describe the arbitration provision in our articles of association and clarify that such arbitration provision is not mandatory and it does not prevent ADS holders or ordinary shareholders from pursuing claims under the United States federal securities laws.

Incorporation of Certain Information by Reference, page 38

2.	We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VI.C to Form F-1. Please amend the registration statement to include all disclosure required by Form F-1, or, in the alternative, file your Form 20-F for the fiscal year ended December 31, 2019.

Response: We have amended Amendment No. 1 to include all disclosure required by Form F-1.

* * *

Irene Paik and Mary Beth Breslin

Office of Life Sciences

Securities and Exchange Commission

March 19, 2020

If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967, Howard E. Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Ascher Shmulewitz
Ascher Shmulewitz, M.D, Ph.D. Chairman and Interim Chief Executive Officer